TSX: IMG NYSE: IAG	NEWS RELEASE

IAMGOLD PROVIDES PRELIMINARY OPERATING RESULTS
FOR THE THIRD QUARTER 2021

Toronto, Ontario, October 18, 2021 - IAMGOLD Corporation ("IAMGOLD" or the "Company") today provides preliminary operating results for the third quarter of 2021. All dollar amounts are in US dollars unless otherwise indicated.

Gordon Stothart, President and CEO of IAMGOLD commented, "We achieved attributable production of 153,000 ounces during the third quarter and are pleased that our total attributable production is trending towards the upper end of the guidance range. Essakane continues to deliver strong results and Rosebel is performing in line with the updated plan. Production at Westwood was lower than plan, although underground mine productivity is improving while we continue to prioritize implementing safety measures as part of the business recovery plan. The teams continue to respond and adapt successfully to the challenges we experienced in the first half of the year."

PRELIMINARY OPERATING RESULTS

The following table summarizes preliminary third quarter operating results on an attributable basis for certain metrics.

	Q3 2021	Q2 2021	YTD 2021	Full Year Guidance 2021
Essakane (000s oz)[1]	106	106	314	390 - 400
Rosebel (000s oz)[1]	40	25	112	140 - 160
Westwood (000s oz)[1]	7	8	22	35 - 45
Total attributable production (000s oz)	153	139	448	565 - 605
  Consists of Essakane, Rosebel and Westwood on an attributable basis of 90%, 95% and 100%, respectively

Capital expenditures for Essakane, Rosebel and Westwood in the third quarter totaled $67 million and $166 million for the nine months ended September 30, 2021. It is expected that capital spending for the year at our operations will be lower than the full year guidance of $260 million mainly relating to the timing of spending on various capital improvements. Capital expenditures at our projects, including Côté Gold, totaled $72 million and $228 million in the third quarter and the nine months ended September 30, 2021, respectively, and are expected to be lower than our full year guidance of $485 million.  The Côté Gold project remains on track for commercial production in the second half of 2023.

Cash, cash equivalents and short term investments totaled $748.3 million at September 30, 2021.

Review of Operations

Essakane Mine

Essakane continued to deliver strong results and achieved attributable gold production of 106,000 ounces, in line with the prior quarter, as increased throughput and improved recoveries offset the impact of lower grades. The mill processed 3.3 million tonnes at an average grade of 1.33 g/t and achieved average recovery of 83%, compared to 3.2 million tonnes at an average grade 1.44 g/t and average recovery of 81% in the second quarter.

Mining activity achieved 15.2 million tonnes, in line with the second quarter, including 3.9 million tonnes of ore compared to 3.6 million tonnes of ore in the second quarter.

We continue to monitor the security situation and make appropriate precautionary adaptations. Logistics of materials, supplies and gold shipments are being managed and have not been materially impacted to date. We also continue to engage with the relevant authorities and other partners in Burkina Faso in connection with security in the region around Essakane and its supply routes.

Rosebel Mine

Rosebel performed in line with the updated plan and achieved attributable gold production of 40,000 ounces. The mill processed 2.7 million tonnes at an average grade of 0.68 g/t and average recovery of 82%, compared to 2.2 million tonnes at an average grade of 0.52 g/t and average recovery of 83% in the second quarter. Rosebel provided 21% of the mill feed at an average grade of 0.64 g/t and Saramacca provided 36% of the mill feed at an average grade of 0.76 g/t. The remaining 43% mill feed was from long term stockpiles.

Tonnes mined totaled 11.1 million, 38% higher than in the second quarter, and included 1.4 million tonnes of ore, compared to 1.1 million tonnes of ore during the second quarter.

Westwood Mine

Production continues to be impacted while the additional safety measures are implemented. Gold production in the third quarter of 7,000 ounces is 13% lower than in the second quarter. The mill processed 220,000 tonnes at an average grade of 1.11 g/t and average recovery of 92%, compared to 264,000 tonnes at an average grade 0.92 g/t and average recovery of 93% in the second quarter.

Underground mining productivity rates, including the installation of ground support, is improving. The underground mine produced 31,000 tonnes of ore, compared to 14,000 tonnes of ore in the second quarter. At Grand Duc 171,000 tonnes of ore were mined in the third quarter, compared to 273,000 in the second quarter.

Other

As a result of updated closure costs in respect of the Westwood mine and a preliminary update in Rosebel's mine plan, the Company is reviewing the carrying amount of the Westwood and Rosebel mines to determine whether an adjustment is necessary.

THIRD QUARTER 2021 RESULTS AND CONFERENCE CALL

The Company will release its third quarter financial results after market hours on Wednesday, November 3, 2021. A conference call will be held on Thursday, November 4, 2021, at 8:30 a.m. (Eastern Time) for a discussion with management regarding the Company's operating and financial performance for the third quarter 2021. A webcast of the conference call will be available through the Company's website at www.iamgold.com.

Conference Call Information:

North America Toll-Free: 1-800-319-4610 or International number: 1-604-638-5340

A replay of this conference call will be available for one month following the call by dialing:

North America toll-free: 1-800-319-6413 or International number: 1-604-638-9010, passcode: 7829#

Please dial in 10 - 15 minutes prior to the scheduled start time as call volumes are heavy. If you are still unable to connect from your primary telephone network after attempting all of the dial-in numbers provided, if available, please retry using an alternate telephone network.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this news release, including any information as to the Company's future financial or operating performance, and other statements that express management's expectations or estimates of future performance, including statements in respect of the prospects of the Company's projects, other than statements of historical fact, constitute forward-looking information or forward-looking statements with the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date of this news release. For example, forward-looking statements contained in this news release include, without limitation, statements with respect to: the Company's guidance for production, capital expenditures, operations outlook, development and expansion projects, exploration, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, requirements for additional capital, and unanticipated reclamation expenses. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words "may", "will", "should", "continue", "expect", "trend", "budget", "forecast", "anticipate", "estimate", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "seek", "targets", "suspended", "cover", "strategy", or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and, as such, undue reliance must not be placed on them.

The Company cautions the reader that reliance on such forward-looking statements involves known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of IAMGOLD to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements. These risks, uncertainties and other factors include, but are not limited to: the Company's business strategies; legal, litigation, legislative, political or economic developments in the jurisdictions in which the Company carries on business; the ongoing impact of COVID-19 and its variants on the Company and its workforce, the availability of labour and contractors, key inputs for the Company and global supply chains; government actions taken in response to COVID-19, including new variants of COVID-19, and any worsening thereof; the volatility of the Company's securities; title disputes; input in the management of certain of the Company's assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with the Company's operations; unexpected geological conditions; potential shareholder dilution; potential activist engagements; increasing competition and consolidation in the mining sector; the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold or other commodities (such as diesel and electricity); changes in tax laws, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for exploration, development or operations at the Company's operations; the inability to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with a gold sale prepayment arrangement; the availability of necessary capital and impacts on the Company's liquidity levels; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its credit facilities and other debt instruments; changes in interest rates; adverse changes in the Company's credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the ability to execute on the Company's de-risking activities and measures to improve operations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure of contractors to perform as expected; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company's assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; geotechnical difficulties and major equipment failure; security risks, including civil unrest, war or terrorism; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment; employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, such as extreme and unpredictable weather or seismic events; lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour; the availability of qualified contractors and the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; and the inherent risks involved in the mining industry generally. Please see the AIF or Form 40-F available on www.sedar.com or www.sec.gov/edgar.shtml for a comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, operating performance or achievements of IAMGOLD to be materially different from the Company's estimated future results, operating performance or achievements expressed or implied by forward-looking information or forward-looking statements.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

About IAMGOLD

IAMGOLD is a mid-tier gold mining company operating in three regions globally: North America, South America and West Africa. Within these regions the Company is developing high potential mining districts that encompass operating mines and construction, development and exploration projects. The Company's operating mines include Essakane in Burkina Faso, Rosebel (including Saramacca) in Suriname and Westwood in Canada. A solid base of strategic assets is complemented by the Côté Gold construction project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in the Americas and West Africa.

IAMGOLD employs approximately 5,000 people. IAMGOLD is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD (www.iamgold.com) is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the JSI index1.

1  Jantzi Social Index ("JSI"). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.

For further information please contact:

Philip Rabenok, Manager, Investor Relations, IAMGOLD Corporation

Tel: (416) 933-5783 / Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 / Email: info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.